FORM 3

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       Cendant Corporation
       --------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

       9 West 57th Street
       --------------------------------------------------------------------
                                                              (Street)

       New York                      NY                         10019
       --------------------------------------------------------------------
       (City)                      (State)                      (Zip)

---------------------------------------------------------------------------
2.  Date of Event Requiring Statement (Month/Day/Year)

    June 15, 2001

---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

---------------------------------------------------------------------------
4.  Issuer Name and Ticker or Trading Symbol

    Galileo International, Inc. (GLC)

--------------------------------------------------------------------------
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    ( x) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
     -------------------------------------
---------------------------------------------------------------------------
6.  If Amendment, Date of Original (Month/Day/Year)

---------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
     x Form filed by One Reporting Person
    ---
    ___Form filed by More than One Reporting Person

===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
---------------------------------------------------------------------------
|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

[TYPE ENTRIES HERE]




===========================================================================
TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 4)

   Stock Option (right to buy)
---------------------------------------------------------------------------
2. Date Exercisable and Expiration Date (Month/Day/Year)

             #                                         #
     ---------------------                     -----------------------
        Date Exercisable                          Expiration Date
---------------------------------------------------------------------------
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

   Common Stock                                    17,041,071
---------------------------------          ------------------------------
               Title                          Amount or Number of Shares
---------------------------------------------------------------------------
4. Conversion or Exercise Price of Derivative Security

   $33.00
---------------------------------------------------------------------------
5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

   D
---------------------------------------------------------------------------
6. Nature of Indirect Beneficial Ownership (Instr. 5)


===========================================================================

   EXPLANATION OF RESPONSES:

# In connection with an Agreement and Plan of Merger, dated as of June 15, 2001 (the "Merger Agreement"), among Cendant Corporation ("Cendant"), Galaxy Acquisition Corp. ("Merger Sub") and Galileo International, Inc. ("Galileo"), Cendant and Galileo entered into a Stock Option Agreement, dated as of June 15, 2001 (the "Option Agreement")providing for the option reported herein. The option is exercisable only upon the occurrence of certain events described in the Option Agreement and expires upon the earliest of: (i) the consummation of the Merger; (ii) a termination of the Merger Agreement that does not result in the receipt by Cendant of a termination fee; or (iii) 5:00 p.m., New York Time, on the date that is the one year anniversary following the termination of the Merger Agreement by Cendant as a result of a circumstance arising that would entitle Cendant to receive its termination fee. Prior to the exercise of the option, Cendant expressly disclaims beneficial ownership of the shares of common stock of Galileo which are purchasable by Cendant upon exercise of such option.




   /s/ Eric J. Bock                                    June 22, 2001
   ---------------------------------                -------------------
   **  SIGNATURE OF REPORTING PERSON                    DATE


-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
===========================================================================